Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 9 DATED SEPTEMBER 14, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock as of October 1, 2021;
•to disclose the calculation of our August 31, 2021 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update

For the month ended August 31, 2021, the Company’s Class I NAV per share increased 4.89% from $27.92 as of July 31, 2021 to $29.28 as of August 31, 2021.1 This change was driven by appraisal activity on the Company’s healthcare, industrial and office portfolios, resulting from continued investor and tenant demand. Portfolio-wide occupancy is approximately 97% and collections remain high.
October 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2021 (and repurchases as of September 30, 2021) is as follows:

Transaction Price (per share)
Class T	$29.1936
Class S	$29.1936
Class D	$29.1936
Class I	$29.2828
Class E	$29.7080

The October 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

1 INREIT’s Class T NAV per share increased from $27.83 to $29.19; Class S NAV per share increased from $27.83 to $29.19; Class D NAV per share increased from $27.83 to $29.19; and Class E NAV per share increased from $28.07 to $29.71.

August 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2021.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares. The following table provides a breakdown of the major components of our total NAV as of August 31, 2021:

$ in thousands, except share data
Components of NAV	August 31, 2021
Investments in real estate	$147,428
Investments in real estate-related securities	5,900
Investments in unconsolidated entities	116,109
Cash and cash equivalents	5,404
Restricted cash	893
Other assets	4,594
Mortgage note and revolving credit facility	(85,901)
Other liabilities	(3,952)
Accrued performance participation allocation	(1,808)
Net asset value	$188,667
Number of outstanding shares of common stock	6,404,118
The following table provides a breakdown of our total NAV and NAV per share by class as of August 31, 2021:

$ in thousands, except share data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$3	$3	$3	$15	$27,983	$160,660	$188,667
Number of outstanding shares of common stock	91	91	91	497	941,943	5,461,405	6,404,118
NAV Per Share as of August 31, 2021	$29.1936	$29.1936	$29.1936	$29.2828	$29.7080	$29.4175
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.4%
Office	6.5%	5.5%
Multifamily	6.3%	5.0%
Industrial	6.1%	5.0%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Healthcare Investment Value	Office Investment Values	Multifamily Investment Values	Industrial Investment Values
Discount Rate	0.25% decrease	2.0%	2.0%	1.9%	2.0%
(weighted average)	0.25% increase	(1.9)%	(2.0)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	3.1%	3.2%	3.3%	3.5%
(weighted average)	0.25% increase	(2.9)%	(2.9)%	(3.0)%	(3.2)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 934,201 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares and 933,928 Class E shares) in the primary offering for total proceeds of $26.1 million and (2) 1,671 shares of our common stock (consisting of 499 Class I shares and 1,172 Class E shares) pursuant to our distribution reinvestment plan for a total value of approximately $47,000. As of August 31, 2021, our aggregate NAV was $188.7 million. We intend to continue selling shares in our public offering on a monthly basis.